November 14, 2007

Karen J. Garnett, Esq.

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             HD Partners Acquisition Corporation
File No. 001-32890

Dear Ms. Garnett:

This letter is written in response to the letter received from the Securities and Exchange Commission (the “Commission”) on October 25, 2007 (the “Staff Letter”) with respect to the proxy statement on Schedule 14A (the “Proxy Statement”) filed by HD Partners Acquisition Corporation (“HDP” or the “Company”). We are filing electronically Amendment No. 3 to the Proxy Statement (“Amendment No. 3”), originally filed on July 17, 2007, subsequently amended on September 11, 2007, and further amended on October 11, 2007, which reflects responses to the Staff Letter.

The following are responses to the Commission’s comments which are furnished as supplemental information and not as part of Amendment No. 3. We are providing to you under separate cover three copies of Amendment No. 3, which has been filed with the Commission concurrently herewith, all of which have been marked to show changes from the Amendment No. 2 filing made on October 11, 2007. For your convenience and to facilitate your review, we have set forth herein each comment contained in the Staff Letter, followed by our response.

Questions and Answers about the Proposals

What vote is required in order to approve the Asset Acquisition Proposal?, page 4

1.              We note the revised disclosure on page 5 and elsewhere that HDP, its officers, directors, or affiliates have the ability to engage in privately negotiated purchases of shares after the record date from shareholders, including those who have already expressed the intention to vote against the proposed business combination. Please revise to clarify the circumstances that would lead HDP, its officers, directors, or affiliates to privately negotiate purchases with shareholders who have already submitted votes/proxies or expressed intentions to vote against the proposed business combination. Clarify how you will select those shareholders.

In response to the Commission’s comment, we have modified the disclosure on pages 5-6, 81-82, and 164-165 of Amendment No. 3.

2.              Please revise to discuss the purpose of having HDP, its officers, directors, affiliates or designated third parties purchase shares in privately negotiated transaction instead of in the open market based on listed prices, if you decide to engage in such activities.

In response to the Commission’s comment, we have modified the disclosure on pages 5-6, 81-82, and 164-165 of Amendment No. 3.

3.              We note the disclosure indicating that HDP, its officers, directors, and affiliates have no current intention to purchase shares from stockholders who have voted against the proposal. Please tell us whether HDP, its officers, directors, and affiliates intend to purchase such shares if necessary to reduce the number of shares voted against the proposal to less than 3.75 million.

In response to the Commission’s comment, we have modified the disclosure on pages 5-6, 81-82, and 164-165 of Amendment No. 3.

4.              We note the revised disclosure in the third paragraph on page 5 that you could enter into private arrangements with HDP stockholders to purchase shares of common stock that will be used as consideration for the transaction and will be paid with the funds from the trust account. Please revise to clarify how you will select which shareholders to enter into such arrangements with. Discuss how you will determine the price with which to purchase those shares. Clarify if you will be able to offer a purchase price that is greater than the pro rata conversion price of converting shareholders.

In response to the Commission’s comment, we have modified the disclosure on pages 5-6, 81-82, and 164-165 of Amendment No. 3.

5.              Please revise to clarify how you will update shareholders on any purchases you, your officers, directors, affiliates, or designated third parties will make or agree to make prior to your shareholders meeting.

In response to the Commission’s comment, we have modified the disclosure on pages 5-6, 81-82, and 164-165 of Amendment No. 3.

Background of the Asset Acquisition, page 55

6.              We note your response to prior comment 11. Please revise further to provide a more detailed summary of the Morgan Joseph valuation analysis. The level of detail should be comparable to the summary of Duff & Phelps’ financial analysis beginning on page 70.

In response to the Commission’s comment, we have modified the disclosure on pages 66-67 of Amendment No. 3. Please be advised that the valuation analysis prepared by Morgan Joseph, although one of many factors used in support of the Board of Directors’ analysis of the proposed acquisition, was never intended to be, and in fact never operated as, a fairness opinion. As a result, the level of detail provided by Morgan Joseph to the

HDP Board of Directors did not include the level of detail provided in the fairness opinion analysis supplied by Duff and Phelps.

Financial Statements and Notes

Unaudited Pro Forma Condensed Combined Consolidated Financial Information

Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Information

Purchase Accounting Adjustment, pages 171 - 172

7.              Your revised disclosure on page 175 indicates that the results of operations of the Purchased Business will be included in the results of the surviving entity through the date of acquisition forward. Business combinations should be presented from the date of acquisition forward as previously disclosed. Our previous comment was directed towards your consideration of treating the carved out professional drag racing business as a predecessor. As a predecessor, the audited statements of operations and cash flows of the predecessor with explanatory notes for all required periods up to the date of acquisition would be included in your subsequent periodic reports in addition to your own financial statements. Please revise your disclosures to clarify.

In response to the Commission’s comment, we have modified the disclosure on page 181 of Amendment No. 3.

If you have any questions or concerns, please contact me via telephone at (310) 452 8300 or via facsimile at (310) 459-5445 or contact either Douglas S. Ellenoff or Chris Celano at (212) 370-1300 or via facsimile at (212) 370-7889.

Sincerely,

/s/ Eddy W. Hartenstein
Eddy W. Hartenstein
Chief Executive Officer

cc:           Douglas S. Ellenoff, Esq.

Brian Daughney, Esq.

Chris Celano, Esq.

Michael C. Cohen

Ben Chung

Bruce Lederman

Steven Cox

Robert Meyers

Larry Chapman

Tina Pappas

Patricia Baldowski